BGS ACQUISITION CORP. ORDINARY SHARES AND WARRANTS TO
COMMENCE TRADING SEPARATELY ON MAY 18, 2012

NEW YORK, NEW YORK, May 17, 2012 – BGS Acquisition Corp. (NASDAQ:BGSCU) (the “Company”), announced today that The PrinceRidge Group LLC, the representative of the underwriters of its initial public offering of units, which was consummated on March 26, 2012, has notified the Company that commencing May 18, 2012, the holders of the Company’s units may elect to separately trade the ordinary shares and warrants underlying the units.  Those units not separated will continue to trade on the Nasdaq Capital Market under the symbol “BGSCU” and each of the ordinary shares and the warrants will trade under the symbols “BGSC” and “BGSCW”, respectively.

The PrinceRidge Group LLC acted as sole book-running manager and representative of the underwriters of the offering.  Mitsubishi UFJ Securities (USA), Inc. acted as Joint Lead Manager, and together with Chardan Capital Markets, LLC acted as co-managers of the offering.

A registration statement relating to the units and the underlying securities was declared effective by the Securities and Exchange Commission on March 20, 2012. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. A copy of the final prospectus relating to the offering can be obtained from the Securities and Exchange Commission at http://www.sec.gov/Archives/edgar/data/1532700/000121390012001239/d29293.htm and can be obtained from The PrinceRidge Group LLC, 1633 Broadway, 28th Floor, New York, NY 10019.

About BGS Acquisition Corp.

BGS Acquisition Corp. is a recently organized blank check company  incorporated as a British Virgin Islands business company with limited liability, formed for the purpose of acquiring or merging with an operating business. The Company intends to focus on acquiring operating businesses that have their primary operations located in any of (a) the MERCOSUR countries (Argentina, Brazil, Paraguay and Uruguay), (b) associate member countries of the MERCOSUR countries (Bolivia, Chile, Colombia, Ecuador and Peru), (c) Latin America generally or (d) the United States in areas principally serving the Hispanic market.

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Company Contact:
C A Baez
Chief Executive Officer
(212) 823-0281